Exhibit 99.1

Sapiens Reports First Quarter 2024 Financial Results

Rochelle Park, NJ, May 8, 2024 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced its financial results for the first quarter ended March 31, 2024.

Summary Results for First Quarter 2024 (USD in millions, except per share data)

	GAAP			Non-GAAP
	Q1 2024	Q1 2023	% Change	Q1 2024	Q1 2023	% Change
Revenue	$134.2	$124.7	7.6%	$134.2	$124.8	7.6%
Gross Profit	$57.6	$53.0	8.5%	$60.9	$56.4	8.0%
Gross Margin	42.9%	42.5%	40 bps	45.4%	45.2%	20 bps
Operating Income	$20.5	$18.9	8.6%	$24.3	$22.5	7.8%
Operating Margin	15.3%	15.1%	20 bps	18.1%	18.0%	10 bps
Net Income (*)	$17.4	$14.2	22.3%	$20.4	$17.3	18.4%
Diluted EPS	$0.31	$0.26	19.2%	$0.36	$0.31	16.1%

(*)	Attributable to Sapiens’ shareholders

Roni Al-Dor, President and CEO of Sapiens, stated, “Sapiens delivered a solid first quarter, with year-over-year growth of 7.6% on total revenue of $134 million. The first quarter was highlighted by an impressive 9.5% year-over-year revenue growth in North America. Annualized recurring revenue (ARR) grew year-over-year by 12.7% to $168 million. Operating profit in the first quarter reached $24 million, representing an operating margin of 18.1%.”

Mr. Al-Dor continued, “New sales are being structured and priced in a SaaS model while we continue to transition current customers to SaaS. Our pivotal partnership with Microsoft, which is unique to the insurance sector, underpins our SaaS strategy and enables the infusion of GenAI capabilities into our solutions, a key differentiator in the industry.”

“We are well-positioned to continue our positive momentum from the first quarter throughout the remainder of the year,” concluded Mr. Al-Dor. “We are reiterating our 2024 guidance for non-GAAP revenues in a range of $550 million to $555 million and for non-GAAP operating margin in a range of 18.1%-18.5%.”

Quarterly Results Conference Call

Management will host a conference call and webcast on May 8, 2024, at 9:30 a.m. Eastern Time (4:30 p.m. in Israel) to review and discuss Sapiens’ results. Please call the following numbers (at least 10 minutes before the scheduled time) to participate:

●	North America (toll-free): 1-888-642-5032

●	International: 972-3-918-0644

●	UK: 0-800-917-5108

The live webcast of the call can be viewed on Sapiens’ website at: veidan.activetrail.biz/sapiensq1-2024.

A replay of the call will be available one business day following the completion of the event, at the same link for 90 days.

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: non-GAAP revenue, ARR, non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating income, non-GAAP operating margin, non-GAAP net income attributed to Sapiens shareholders, non-GAAP basic and diluted earnings per share, Adjusted EBITDA and Adjusted Free Cash-Flow.

Sapiens believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Sapiens’ financial condition and results of operations. The Company’s management uses these non-GAAP measures to compare the Company’s performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company’s board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends, and in comparing the Company’s financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: Valuation adjustment on acquired deferred revenue, amortization of capitalized software development and other intangible assets, capitalization of software development, stock-based compensation, compensation related to acquisition and acquisition-related costs, restructuring and cost reduction costs, and tax adjustments related to non-GAAP adjustments.

Management of the Company does not consider these non-GAAP measures in isolation, or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company’s financial statements. In addition, they are subject to inherent limitations, as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures.

To compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. Sapiens urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business.

Reconciliation tables of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included with the financial tables of this release.

The Company defines Annual Recurring Revenue (“ARR”) as the annualized value of our revenue from customer subscriptions, term licenses, maintenance, application maintenance, and cloud solutions. The ARR run rate is equal to the product of (i) the sum of these revenues in our most recently completed fiscal quarter, multiplied by (ii) four.

The Company defines Adjusted EBITDA as net profit, adjusted to eliminate valuation adjustment on acquired deferred revenue, stock-based compensation expense, depreciation and amortization, capitalization of software development costs, compensation expenses related to acquisition and acquisition-related costs, restructuring and cost reduction costs, financial expense (income), provision for income taxes and other income (expenses). These amounts are often excluded by other companies as well, in order to help investors understand the operational performance of their business.

The Company uses Adjusted EBITDA as a measurement of its operating performance, because it assists in comparing the operating performance on a consistent basis by removing the impact of certain non-cash and non-operating items. Adjusted EBITDA reflects an additional way of viewing aspects of the operations that the Company believes, when viewed with the GAAP results and the accompanying reconciliations to corresponding GAAP financial measures, provide a more complete understanding of factors and trends affecting its business. The Company uses Adjusted Free Cash-Flow as a measurement of its operating performance, and reconciles cash-flow from operating activities to Adjusted Free Cash-Flow, while reducing the amounts for capitalization of software development costs and capital expenditures. The Company adds back cash payments made for former acquisitions in respect of future performance targets and retention criteria as determined upon acquisition date of the respective acquired company, which were included in the cash-flow from operating activities. We believe that Adjusted Free Cash-Flow is useful in evaluating our business, because Adjusted Free Cash-Flow reflects the cash surplus available to fund the expansion of our business.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative, and agile. With more than 40 years of industry expertise, Sapiens’ cloud-based SaaS insurance platform offers pre-integrated, low-code capabilities across core, data and digital domains to accelerate our customers’ digital transformation. Serving over 600 customers in 30 countries, Sapiens offers insurers across property and casualty, workers’ compensation, and life insurance markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management. For more information visit www.sapiens.com or follow us on LinkedIn.

Investor and Media Contact Yaffa Cohen-Ifrah Chief Marketing Officer and Head of Investor Relations, Sapiens Yaffa.cohen-ifrah@sapiens.com +1 917-533-4782	Investors Contact Brett Maas Managing Partner, Hayden IR +1 646-536-7331 Brett.Maas@HaydenIR.com Kimberly Rogers Managing Director, Hayden IR +1 541-904-5075 kim@HaydenIR.com

Forward Looking Statements

Certain matters discussed in this press release are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, and are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company. While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, which we filled with the SEC on March 31, 2022, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF INCOME

U.S. dollars in thousands (except per share amounts)

	Three months ended
	March 31,
	2024	2023
	(unaudited)	(unaudited)

Revenue	134,249	124,721
Cost of revenue	76,689	71,692
Gross profit	57,560	53,029

Operating expenses:
Research and development, net	16,521	15,617
Selling, marketing, general and administrative	20,517	18,519
Total operating expenses	37,038	34,136

Operating income	20,522	18,893

Financial and other expenses (income), net	(1,092)	1,197
Taxes on income	4,113	3,330
Net income	17,501	14,366

Attributable to non-controlling interest	141	170

Net income attributable to Sapiens’ shareholders	17,360	14,196
Basic earnings per share	0.31	0.26

Diluted earnings per share	0.31	0.26

Weighted average number of shares outstanding used to compute basic earnings per share (in thousands)	55,744	55,156

Weighted average number of shares outstanding used to compute diluted earnings per share (in thousands)	55,981	55,570

SAPIENS INTERNATIONAL CORPORATION N.V. AND SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands (except per share amounts)

	Three months ended
	March 31,
	2024	2023
	(unaudited)	(unaudited)

GAAP revenue	134,249	124,721
Valuation adjustment on acquired deferred revenue	-	55
Non-GAAP revenue	134,249	124,776

GAAP gross profit	57,560	53,029
Revenue adjustment	-	55
Amortization of capitalized software	1,545	1,431
Amortization of other intangible assets	1,779	1,848
Non-GAAP gross profit	60,884	56,363

GAAP operating income	20,522	18,893
Gross profit adjustments	3,324	3,334
Capitalization of software development	(1,717)	(1,658)
Amortization of other intangible assets	1,233	1,076
Stock-based compensation	772	863
Acquisition-related costs (*)	129	6
Non-GAAP operating income	24,263	22,514

GAAP net income attributable to Sapiens’ shareholders	17,360	14,196
Operating income adjustments	3,741	3,621
Taxes on income	(680)	(564)
Non-GAAP net income attributable to Sapiens’ shareholders	20,421	17,253

(*)	Acquisition-related costs pertain to charges on behalf of M&A agreements related to future performance targets and retention criteria, as well as third-party services, such as tax, accounting and legal rendered until the acquisition date.

Adjusted EBITDA Calculation
U.S. dollars in thousands

	Three months ended
	March 31,
	2024	2023

GAAP operating profit	20,522	18,893

Non-GAAP adjustments:
Valuation adjustment on acquired deferred revenue	-	55
Amortization of capitalized software	1,545	1,431
Amortization of other intangible assets	3,012	2,924
Capitalization of software development	(1,717)	(1,658)
Stock-based compensation	772	863
Compensation related to acquisition and acquisition-related costs	129	6
Non-GAAP operating profit	24,263	22,514
Depreciation	1,097	1,055
Adjusted EBITDA	25,360	23,569

Summary of NON-GAAP Financial Information
U.S. dollars in thousands (except per share amounts)

	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023

Revenues	134,249	130,914	130,760	128,354	124,776
Gross profit	60,884	59,370	59,260	57,992	56,363
Operating income	24,263	24,152	24,058	23,417	22,514
Adjusted EBITDA	25,360	25,267	24,777	24,393	23,569
Net income to Sapiens’ shareholders	20,421	20,081	19,080	18,610	17,253

Diluted earnings per share	0.36	0.36	0.34	0.33	0.31

Annual Recurring Revenue (“ARR”)

U.S. dollars in thousands

Three months ended
March 31,
2024	2023
167,646	148,729

Non-GAAP Revenues by Geographic Breakdown
U.S. dollars in thousands

	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023

North America	55,158	54,882	54,848	52,116	50,371
Europe	68,727	65,239	64,662	62,960	64,572
Rest of the World	10,364	10,793	11,250	13,278	9,833
Total	134,249	130,914	130,760	128,354	124,776

Non-GAAP Revenue breakdown

U.S. dollars in thousands

	Q1 2024%		Q1 2023%

Software products and re-occurring post-production services (*)	94,242	70.2%	81,842	65.6%
Pre-production implementation services (**)	40,007	29.8%	42,934	34.4%
Total Revenues	134,249	100%	124,776	100%

	Q1 2024	Q1 2023

Software products and re-occurring post-production services (*)	50,340	44,849
Pre-production implementation services (**)	10,544	11,514
Total Gross profit	60,884	56,363

	Q1 2024	Q1 2023

Software products and re-occurring post-production services (*)	53.4%	54.8%
Pre-production implementation services (**)	26.4%	26.8%
Gross margin	45.4%	45.2%

(*)	Software products and re-occurring post-production services include mainly subscription, term license, maintenance, application maintenance, cloud solutions and post-production services. This revenue stream is a mix of recurring and re-occurring in nature..

(**)	Pre-production implementation services include mainly implementation services before go-live, which are one-time in nature.

Adjusted Free Cash-Flow
U.S. dollars in thousands

	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023

Cash-flow from operating activities	18,488	38,646	3,988	14,603	22,188
Increase in capitalized software development costs	(1,717)	(1,543)	(1,638)	(1,679)	(1,658)
Capital expenditures	(466)	(421)	(696)	(775)	(634)
Free cash-flow	16,305	36,682	1,654	12,149	19,896
Cash payments attributed to acquisition-related costs(*) (**)	751	221	-	-	30
Adjusted free cash-flow	17,056	36,903	1,654	12,149	19,926

(*)	Included in cash-flow from operating activities

(**)	Acquisition-related payments pertain to payments on behalf of M&A agreements related to future performance targets and retention criteria, as well as third-party services, such as, tax, accounting and legal rendered until the acquisition date.

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET

U.S. dollars in thousands

	March 31,	December 31,
	2024	2023
	(unaudited)	(unaudited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	116,689	126,716
Short-term bank deposit	79,200	75,400
Trade receivables, net and unbilled receivables	103,735	90,273
Other receivables and prepaid expenses	19,741	22,514
Total current assets	319,365	314,903

LONG-TERM ASSETS
Property and equipment, net	11,989	12,661
Severance pay fund	3,381	3,605
Goodwill and intangible assets, net	311,178	317,352
Operating lease right-of-use assets	21,524	23,557
Other long-term assets	16,362	17,546
Total long-term assets	364,434	374,721

TOTAL ASSETS	683,799	689,624

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade payables	9,767	6,291
Current maturities of Series B Debentures	19,796	19,796
Accrued expenses and other liabilities	97,497	77,873
Current maturities of operating lease liabilities	6,091	6,623
Deferred revenue	40,608	38,541
Total current liabilities	173,759	149,124

LONG-TERM LIABILITIES
Series B Debentures, net of current maturities	19,756	39,543
Deferred tax liabilities	9,156	10,820
Other long-term liabilities	11,474	11,538
Long-term operating lease liabilities	18,784	21,084
Accrued severance pay	7,368	7,568
Total long-term liabilities	66,538	90,553

EQUITY	443,502	449,947

TOTAL LIABILITIES AND EQUITY	683,799	689,624

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOW
U.S. dollars in thousands

	For the three months ended March 31,
	2024	2023
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net income	17,501	14,366
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	5,654	5,410
Accretion of discount on series B debentures	9	14
Capital gain from sale of property and equipment	(1)	(10)
Stock-based compensation related to options issued to employees	772	863

Net changes in operating assets and liabilities, net of amount acquired:
Increase in trade receivables, net and unbilled receivables	(14,703)	(2,039)
Increase (decrease) in deferred tax liabilities, net	(776)	25
Decrease in other operating assets	3,737	1,257
Increase (decrease) in trade payables	3,547	(7,014)
Increase in other operating liabilities	721	1,197
Increase in deferred revenues	1,968	7,936
Increase in accrued severance pay, net	59	183
Net cash provided by operating activities	18,488	22,188

Cash flows from investing activities:

Purchase of property and equipment	(470)	(653)
Investment in deposits	(3,291)	(45,004)
Proceeds from sale of property and equipment	4	19
Capitalized software development costs	(1,717)	(1,658)
Acquisition of intellectual property	-	(177)
Net cash used in investing activities	(5,474)	(47,473)

Cash flows from financing activities:

Repayment of series B debenture	(19,796)	(19,796)
Acquisition of non-controlling interest	(3,098)	-
Dividend to non-controlling interest	-	(47)
Net cash used in financing activities	(22,894)	(19,843)

Effect of exchange rate changes on cash and cash equivalents	(147)	1,497

Increase (Decrease) in cash and cash equivalents	(10,027)	(43,631)
Cash and cash equivalents at the beginning of period	126,716	160,285

Cash and cash equivalents at the end of period	116,689	116,654

Debentures Covenants

As of March 31, 2024, Sapiens was in compliance with all of its financial covenants under the indenture for the Series B Debentures, based on having achieved the following in its consolidated financial results:

Covenant 1

▪	Target shareholders’ equity (excluding non-controlling interest): above $120 million.

▪	Actual shareholders’ equity (excluding non-controlling interest) equal to $443.5 million.

Covenant 2

▪	Target ratio of net financial indebtedness to net capitalization (in each case, as defined under the indenture for the Company’s Series B Debentures) below 65%.

▪	Actual ratio of net financial indebtedness to net capitalization equal to (54.35)%.

Covenant 3

▪	Target ratio of net financial indebtedness to EBITDA (accumulated calculation for the four last quarters) is below 5.5.

▪	Actual ratio of net financial indebtedness to EBITDA (accumulated calculation for the four last quarters) is equal to (1.56).